Exhibit 99.1

Baijiayun Group Ltd to Hold 2022 Annual General Meeting on February 20, 2023

BEIJING, January 18, 2023 /PR Newswire/ -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC) today announced that it would hold the 2022 annual general meeting of shareholders (the “2022 Annual General Meeting”) at 24F, A1 South Building, No. 32 Fengzhan Road, Yuhuatai District, Nanjing, China on February 20, 2023 at 10:00 a.m. (Beijing Time).

The proposals to be submitted for shareholders’ approval at the 2022 Annual General Meeting are:

(1) as an ordinary resolution, to re-elect each of Mr. Gangjiang Li, Mr. Yi Ma, Mr. Chun Liu and Mr. Erlu Lin as a director of the Company in accordance with the third amended and restated memorandum of association and second amended and restated articles of association of the Company;

(2) as an ordinary resolution, to approve and ratify the appointment of MaloneBailey, LLP as the independent registered public accounting firm for the Company for the fiscal year ending June 30, 2023 and to authorize the board of directors (the “Board”) of the Company to fix its remuneration; and

(3) as an ordinary resolution, to transact such other business which may properly come before the 2022 Annual General Meeting or any adjournment thereof.

The Board has fixed January 18, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the 2022 Annual General Meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will, ” “expect, ” “believe, ” “estimate, ” “intend, ” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished, or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267)-939-5080

fangyong@baijiayun.com